                          FORM U-13-60
            Mutual and Subsidiary Service Companies
                    Revised February 7, 1980


                         ANNUAL REPORT


                         For the Period

     Beginning January 1, 1998 and Ending December 31, 1998


                             To The

            U.S. SECURITIES AND EXCHANGE COMMISSION

                               Of

               NEW ENGLAND POWER SERVICE COMPANY

                  A Subsidiary Service Company


           Date of Incorporation:  September 5, 1935


State or Sovereign Power under which Incorporated or Organized:

                The Commonwealth of Massachusetts


 Location of Principal Executive Offices of Reporting Company:

                       25 Research Drive
                     Westborough, MA  01582


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                   H. W. McDowell, Controller
                       25 Research Drive
                     Westborough, MA  01582


Name of Principal Holding Company Whose Subsidiaries are served by
                       Reporting Company:

                  New England Electric System


SEC 1926 (6-82)

Page 2
              INSTRUCTIONS FOR USE OF FORM U-13-60


   1. Time of Filing Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

   2. Number of Copies  Each annual report shall be filed in duplicate.
The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

   3. Period Covered by Report The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

   4. Report Format Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

   5. Money Amounts Displayed All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

   6. Deficits Displayed Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c))

   7. Major Amendments or Corrections Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

   8. Definitions Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

   9. Organization Chart The service company shall submit with each annual report a copy of its current organization chart.

   10. Methods of Allocation The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

   11. Annual Statement of Compensation for Use of Capital Billed The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

Page 3

       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

         LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                                               Schedule or    Page
Description of Schedules and Accounts         Account No.     Number
COMPARATIVE BALANCE SHEET                  Schedule I              4-5

  Service company property                 Schedule II             6-7
  Accumulated provision for depreciation
   and amortization of service company
   property                                Schedule III              8
  Investments                              Schedule IV               9
  Accounts receivable from associate
   companies                               Schedule V               10
  Fuel stock expenses undistributed        Schedule VI              11
  Stores expense undistributed             Schedule VII             12
  Miscellaneous current and accrued assets Schedule VIII            13
  Miscellaneous deferred debits            Schedule IX              14
  Research, development, or demonstration
   expenditures                            Schedule X               15
  Proprietary capital                      Schedule XI              16
  Long-term debt                           Schedule XII             17
  Current and accrued liabilities          Schedule XIII            18
  Notes to financial statements            Schedule XIV             19

COMPARATIVE INCOME STATEMENT               Schedule XV              20

  Analysis of billing - associate
   companies                               Account 457              21
  Analysis of billing - nonassociate
   companies                               Account 458              22
  Analysis of charges for service
   - associate and nonassociate companies  Schedule XVI             23
  Schedule of expense by department or
   service function                        Schedule XVII         24-26
  Departmental analysis of salaries        Account 920              27
  Outside services employed                Account 923           28-30
  Employee pensions and benefits           Account 926              31
  General advertising expenses             Account 930.1            32
  Miscellaneous general expenses           Account 930.2            33
  Rents                                    Account 931              34
  Taxes other than income taxes            Account 408              35
  Donations                                Account 426.1            36
  Other deductions                         Account 426.5            37
  Notes to statement of income             Schedule XVIII           38

          LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                                                              Page
Description of Reports or Statements                         Number

ORGANIZATION CHART                                                  39

METHODS OF ALLOCATION                                               40

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED          41
       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

Page 4

               For the Year Ended December 31, 1998
      (In Millions, Rounded to Hundred Thousands of Dollars)

                            SCHEDULE I
                    COMPARATIVE BALANCE SHEET

Give balance sheet of Company as of December 31 of the current and prior year
Account             Assets and Other Debits    As of December 31
                                                   Current              Prior
     SERVICE COMPANY PROPERTY
101  Service company property (Schedule II)               $1.8           $5.9
107  Construction work in progress (Schedule II)
                                                       ------              ------
          Total Property                                   1.8            5.9
                                                       ------              ------
108  Less accumulated provision for depreciation
      and amortization of service
      company property  (Schedule III)
                                                       ------              ------
          Net Service Company Property                     1.8            5.9
                                                       ------              ------
     INVESTMENTS
123  Investments in associate companies (Schedule IV)
124 &
128  Other Investments (Schedule IV)                      72.9           61.1
                                                       ------              ------
          Total Investments                               72.9           61.1
                                                       ------              ------
     CURRENT AND ACCRUED ASSETS
131  Cash
134  Special deposits                                       .1             .1
135  Working funds
136  Temporary cash investments (Schedule IV)              2.7            9.5
141  Notes receivable from associate companies
      (Money Pool)
143  Accounts receivable                                    .2             .2
144  Accumulated provision of uncollectible accounts
146  Accounts receivable from associate companies
      (Schedule V)                                        37.6            6.6
152  Fuel stock expenses undistributed (Schedule VI)
154  Materials and supplies
163  Stores expense undistributed (Schedule VII)
165  Prepayments                                           4.1            7.4
174  Miscellaneous current and accrued assets
      (Schedule VIII)
                                                       ------              ------
          Total Current and Accrued Assets                44.7           23.8
                                                       ------              ------
     DEFERRED DEBITS
181  Unamortized debt expense
184  Clearing accounts
186  Miscellaneous deferred debits (Schedule IX)           8.3             .6
188  Research, development, or demonstration
      expenditures (Schedule X)
190  Accumulated deferred income taxes                    15.3           12.8
                                                       ------              ------
          Total Deferred Debits                           23.6           13.4
                                                       ------              ------
          TOTAL ASSETS AND OTHER DEBITS                 $143.0              $104.2
                                                       ======              ======

Page 5

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1998
      (In Millions, Rounded to Hundred Thousands of Dollars)

                            SCHEDULE I
                    COMPARATIVE BALANCE SHEET
Account   Liabilities and Proprietary Capital              As of December 31
                                                    Current                     Prior
     PROPRIETARY CAPITAL
201  Common stock issued (Schedule XI)
211  Miscellaneous paid-in-capital (Schedule XI)         $16.4          $16.4
215  Appropriated retained earnings (Schedule XI)
216  Unappropriated retained earnings (Schedule XI)                 10.4            5.9
                                                       ------              ------
          Total Proprietary Capital                       26.8           22.3
                                                       ------              ------

     LONG-TERM DEBT
223  Advances from associate companies (Schedule XII)
224  Other long-term debt (Schedule XII)
225  Unamortized premium on long-term debt
226  Unamortized discount on long-term debt - debit
                                                       ------              ------
          Total Long-Term Debt
                                                       ------              ------

     CURRENT AND ACCRUED LIABILITIES
231  Notes payable
232  Accounts payable                                      9.5           10.9
233  Notes payable to associate companies
      (Schedule XIII)
234  Accounts payable to associate companies
      (Schedule XIII)                                       .5             .7
236  Taxes accrued                                                         .8
237  Interest accrued
238  Dividends declared
241  Tax collections payable                                .1
242  Miscellaneous current and accrued
      liabilities (Schedule XIII)                          8.3           17.1
                                                       ------              ------
          Total Current and Accrued Liabilities           18.4           29.5
                                                       ------              ------
     DEFERRED CREDITS
253  Other deferred credits                               97.8           52.4
255  Accumulated deferred investment tax credits
                                                       ------              ------
          Total Deferred Credits                          97.8           52.4
                                                       ------              ------
282  ACCUMULATED DEFERRED INCOME TAXES
                                                       ------              ------
          TOTAL LIABILITIES AND PROPRIETARY CAPITAL               $143.0              $104.2
                                                       ======              ======

Page 6

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
      (In Millions, Rounded to Hundred Thousands of Dollars)

                           SCHEDULE II
                     SERVICE COMPANY PROPERTY


                  BALANCE AT                    RETIREMENTS         BALANCE
                  BEGINNING          OR         OTHER (1) AT CLOSE
DESCRIPTION       OF YEAR   ADDITIONS           SALES     CHANGES   OF YEAR
Account

301 Organization
303 Miscellaneous
     Intangible
     Plant
304 Land and Land
     Rights
305 Structures and
     Improvements
306 Leasehold
     Improvements
307 Equipment (2)             $5.9      $(4.1)                                           $1.8
308 Office
     Furniture and
     Equipment
309 Automobiles,
     Other Vehicles
     and Related
     Garage
     Equipment
310 Aircraft and
     Airport
     Equipment
311 Other Service
     Company
     Property (3)
                            ------     ------            ------         ------         ------
        SUB-TOTAL              5.9       (4.1)                                            1.8
                            ------     ------            ------         ------         ------
107 Construction
     Work in
     Progress (4)
                            ------     ------            ------              ------              ------
       TOTAL                  $5.9      $(4.1)                                           $1.8
                            ======     ======            ======         ======         ======

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1998
      (In Millions, Rounded to Hundred Thousands of Dollars)

                     SCHEDULE II - CONTINUED

(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

          None

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

                                                          BALANCE
                                                           AT CLOSE
    SUBACCOUNT DESCRIPTION                   ADDITIONS     OF YEAR

    Capitalized lease for computer
    information system                             $(4.1)(A)           $1.8
                                                  ------        ------
          TOTAL                                    $(4.1)         $1.8
                                                  ======        ======


(A) Reflects amortization of capital lease.

(3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

          None








(4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:

          None

Page 8

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
      (In Millions, Rounded to Hundred Thousands of Dollars)

                           SCHEDULE III
            ACCUMULATED PROVISION FOR DEPRECIATION AND
             AMORTIZATION OF SERVICE COMPANY PROPERTY


                            ADDITIONS          OTHER
                 BALANCE AT CHARGED            CHANGES    BALANCE
                 BEGINNING  TO        RETIRE-  ADD        AT CLOSE
DESCRIPTION      OF YEAR    ACCT 403  MENTS    (DEDUCT)(1)     OF YEAR
Account

301 Organization
303 Miscellaneous
     Intangible
     Plant
304 Land and Land
     Rights
305 Structures and
     Improvements
306 Leasehold
     Improvements
307 Equipment
308 Office
     Furniture and
     Equipment
309 Automobiles,
     Other Vehicles
     and Related
     Garage
     Equipment
310 Aircraft and
     Airport
     Equipment
311 Other Service
     Company
     Property
                             ---         ---               ---           ----            ---
          TOTAL
                             ===         ===               ===           ====            ===


1)  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

          None

Page 9

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
      (In Millions, Rounded to Hundred Thousands of Dollars)

                           SCHEDULE IV
                           INVESTMENTS


INSTRUCTIONS:    Complete the following schedule concerning investments.

            Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

            Under Account 136, "Temporary Cash Investments," list each investment separately.
                                             BALANCE AT      BALANCE AT
                                              BEGINNING       CLOSE
DESCRIPTION                                    OF YEAR        OF YEAR
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                     None           None
                                                   ------         ------
      TOTAL                                          None           None
                                                   ======         ======

ACCOUNT 124 & 128 - OTHER INVESTMENTS

   Supplemental Retirement/Deferred
     Compensation Plan Trust Fund                   $49.4          $59.1

   General American Life Insurance Company -
     Net Cash Surrender Value                         5.0            5.5

   Confederation Life Insurance Company -
     Net Cash Surrender Value                         2.9            3.2

     Aurora National Life Insurance Company -
     Net Cash Surrender Value                         2.6            3.5

   Metropolitan Life Insurance Company -
     Net Cash Surrender Value                         1.3            1.7

   Pacific Mutual Life Insurance Company -
     Deferred Compensation - Life Insurance
     Investments & Net Cash Surrender Value           (.1)           (.1)

                                                   ------         ------
      TOTAL                                         $61.1          $72.9
                                                   ======         ======

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS            $ 9.5           $2.7
     See Note A, Schedule XIV
                                                   ------         ------
      TOTAL                                         $ 9.5           $2.7
                                                   ======         ======

Page 10

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
      (In Millions, Rounded to Hundred Thousands of Dollars)

                            SCHEDULE V
           ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each
           associate company by subaccount should be provided.
                                             BALANCE AT      BALANCE AT
                                              BEGINNING       CLOSE
                                               OF YEAR        OF YEAR
DESCRIPTION

ACCOUNT 146 -                                ACCOUNTS RECEIVABLE FROM
            ASSOCIATE COMPANIES

 New England Electric System                         $ (.1)        $  .3
 Nantucket Electric Company                             .1
 Massachusetts Electric Company                        3.8           3.8
 New England Hydro-Trans. Electric Co., Inc.                          .1
 New England Hydro-Transmission Corp.                   .1            .2
 New England Power Company                             1.2          31.6
 New England Electric Transmission Corp.                .1
 Granite State Electric Company                         .2            .2
 The Narragansett Electric Company                     1.2           1.1
 NEES Global, Inc.                                     (.1)
 NEES Communications, Inc.                                            .1
 AllEnergy Marketing Company, L.L.C.                    .1            .1
                                                    ------        ------
      TOTAL                                          $ 6.6         $37.5
                                                    ======        ======
                                                               TOTAL
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:           PAYMENTS

 New England Electric System                                       $  .1
 Nantucket Electric Company                                           .1
 Massachusetts Electric Company                                      3.7
 New England Power Company                                           2.9
 Yankee Atomic Electric Company                                       .1
 Granite State Electric Company                                       .1
 The Narragansett Electric Company                                   1.1
 AllEnergy Marketing Company, L.L.C.                                  .2
                                                                  ------
      TOTAL PAYMENTS                                               $ 8.3
                                                                  ======

Page 11

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
      (In Millions, Rounded to Hundred Thousands of Dollars)

                           SCHEDULE VI
                FUEL STOCK EXPENSES UNDISTRIBUTED



INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.
DESCRIPTION                           LABOR     EXPENSES    TOTAL
ACCOUNT 152 -                        FUEL STOCK EXPENSES
           UNDISTRIBUTED                   None       None       None

                                           ----       ----       ----
           TOTAL                           None       None       None
                                           ====       ====       ====



SUMMARY:

Page 12

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
      (In Millions, Rounded to Hundred Thousands of Dollars)

                           SCHEDULE VII
                   STORES EXPENSE UNDISTRIBUTED



INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate
           amount attributable to each associate company.
DESCRIPTION                      LABOR       EXPENSES   TOTAL
ACCOUNT 163 - STORES EXPENSE
           UNDISTRIBUTED                   None       None       None

                                           ----       ----      -----
           TOTAL                           None       None       None
                                           ====       ====       ====

Page 13

       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1998
                   (In Thousands of Dollars)

                         SCHEDULE VIII
            MISCELLANEOUS CURRENT AND ACCRUED ASSETS



INSTRUCTIONS:  Provide detail of items in this account.  Items less than
            $10,000 may be grouped, showing the number of items in each group.
                                       BALANCE AT    BALANCE AT
                                       BEGINNING     CLOSE
DESCRIPTION                            OF YEAR       OF YEAR
ACCOUNT 174 -                              MISCELLANEOUS CURRENT AND
           ACCRUED ASSETS                        None             None

                                                 ----             ----
           TOTAL                                 None             None
                                                 ====             ====

Page 14

       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1998
                         (In Thousands)

                          SCHEDULE IX
                 MISCELLANEOUS DEFERRED DEBITS



INSTRUCTIONS:  Provide detail of items in this account.  Items less than
            $10,000 may be grouped by class, showing the number of items in each class.

                                           BALANCE AT      BALANCE AT
                                           BEGINNING  CLOSE
DESCRIPTION                                OF YEAR    OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

 Unbilled Computer Information Systems Costs         $ 483      $8,190
 Unbilled Building Leasehold Improvements              195          50
 Unbilled Shared Microwave System Expenses              (3)               6
 Unbilled Dispatching Expenses (REMVEC)               (169)
 Unbilled Heavy Equipment Expenses                      98         135
 Unbilled Transportation                               (16)             (68)
 Miscellaneous Expenses (1 item)                         1
                                                    ------      ------
          TOTAL                                      $ 589      $8,313
                                                    ======      ======

Page 15
       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1998
     (In Millions, Rounded to Hundred Thousands of Dollars)

                           SCHEDULE X
      RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred
           costs by the service corporation during the year.
DESCRIPTION                                              AMOUNT
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR
           DEMONSTRATION EXPENDITURES                        None

                                                             ----
   TOTAL                                                     None
                                                             ====

Page 16

       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1998
(Expressed in Millions, Rounded to Hundred Thousands of Dollars,
                    except per Share Data)

                         SCHEDULE XI
                     PROPRIETARY CAPITAL

                                                           OUTSTANDING
                             NUMBER OF   PAR OR STATED                        CLOSE OF PERIOD
ACCOUNT                        SHARES      VALUE     NO. OF                                     TOTAL
NUMBER      CLASS OF STOCK   AUTHORIZED  PER SHARE   SHARES                                      AMOUNT
201                             COMMON STOCK ISSUED      4,000           $25              3            $75

INSTRUCTIONS:           Classify amounts in each account with a brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

DESCRIPTION                                                    AMOUNT

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL
           Capital contributions from New England
           Electric System, the holding company,
           authorized on:
           December 21, 1979 (SEC Release Number 35-21354)         $ 1.4
           December 29, 1995                                 15.0

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                 None
                                                            ------
           TOTAL                                            $16.4
                                                           ======
INSTRUCTIONS:           Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of
                        capital owed or net loss remaining from servicing
                        non-associates per the General Instructions of the Uniform
                        Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of
                        dividend, date declared and date paid.

                      BALANCE AT  NET INCOME             BALANCE AT
                       BEGINNING      OR      DIVIDENDS    CLOSE
DESCRIPTION            OF YEAR      (LOSS)      PAID       OF YEAR

ACCOUNT 216 -
 UNAPPROPRIATED
 RETAINED EARNINGS             $1.8       $1.8  (A)                 $1.8   (C)            $ 1.8
                                4.1        4.5   (B)                              8.6
                               ----       ----                       ---         ----
          TOTAL                $5.9       $6.3        $1.8         $10.4
                               ====        ===         ===          ====

(A) Return on equity of 11.25% as authorized by SEC File #70-6353 amendment
    No. 11 dated August 18, 1995.
(B)    Represents unrealized appreciation on marketable securities.  Generally
   Accepted Accounting Principles require such amounts be recorded in the Proprietary Capital without being included in reported net income.
   Since the SEC chart of accounts does not provide for such a common equity account, these amounts have been reflected in retained earnings in addition to income reported in the income statement.

(C)                   DATE     DATE       NO. OF         TOTAL
   DECLARED           PAID    SHARES    DIVIDEND
              2/25/98    4/01/98                   3           $1.8

                    ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                           For the Year Ended December 31, 1998
                  (In Millions, Rounded to Hundred Thousands of Dollars)

                                       SCHEDULE XII
                                      LONG-TERM DEBT



INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



             TERMS OF OBLIG DATE                     BALANCE AT                       BALANCE AT
NAME OF      CLASS & SERIES OF     INTEREST AMOUNT   BEGINNING         DEDUCTIONS     CLOSE
CREDITOR     OF OBLIGATION  MATURITY        RATE     AUTHORIZED        OF YEAR   ADDITIONS (1)  OF YEAR

ACCOUNT 223 -
 ADVANCES FROM
 ASSOCIATE
 COMPANIES:                                          None                         None



ACCOUNT 224 -
 OTHER LONG-TERM
 DEBT:                                               None                         None
                                                                                  ---- ----
      TOTAL                                          None                         None
                                                     ====                         ====


(1) Give an explanation of deductions:

      None

Page 18

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
                          (In Thousands)

                          SCHEDULE XIII
                 CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:                                   Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be
                                                grouped, showing the number of items in each group.
                                                BALANCE AT  BALANCE AT
                                                 BEGINNING     CLOSE
DESCRIPTION                                       OF YEAR    OF YEAR
ACCOUNT 233 -                                     NOTES PAYABLE TO ASSOCIATE
            COMPANIES                                $     -      $     -

 See Note A, Schedule XIV
                                                     -------      -------
      TOTAL                                          $     -      $     -
                                                     =======      =======

ACCOUNT 234 -                                     ACCOUNTS PAYABLE TO ASSOCIATE
            COMPANIES

 Nantucket Electric Company                           $    1       $    -
 Massachusetts Electric Company                          520          455
 New England Power Company                               138            -
 Granite State Electric Company                            1            1
 The Narragansett Electric Company                         7           11
                                                     -------       ------
      TOTAL                                           $  667       $  467
                                                     =======       ======

ACCOUNT 242 -                                     MISCELLANEOUS CURRENT AND
            ACCRUED LIABILITIES

 Group Insurance                                     $   (46)      $  136
 NEES Goals                                            2,795        2,736
 Thrift Plan                                                        1,280            881
 Postemployment Benefits (See Note B, Schedule XIV)                 4,831              -
 Postretirement Benefits (See Note C, Schedule XIV)                 1,633              -
 Property Under Capital Lease                          4,048        1,829
 Healthcare Costs                                          4           56
 Accrued Payroll and Benefit Costs                     2,600        2,661
                                                     -------      -------
      TOTAL                                          $17,145       $8,299
                                                     =======      =======

Page 19
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998

                           SCHEDULE XIV
                  NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
Note A
  During 1981, certain subsidiaries of New England Electric System established a money pool to more effectively utilize cash resources of subsidiaries and to reduce outside short-term borrowings. The SEC authorized the establishment of the money pool in Release No. 35-21987. In 1983, the terms were amended in Release No. 35-22900 to allow New England Electric
System to invest in the money pool. In 1986, the terms were amended in Release No. 35-24232 to allow New England Energy Incorporated and NEES Energy,
Incorporated to invest in the money pool and New England Electric Transmission
Corporation to invest in and borrow from the money pool. In 1988, the terms were amended in Release No. 35-24733 to allow New England Hydro-Transmission
Electric Company Incorporated and New England Hydro-Transmission Corporation to invest in the money pool. In 1992, the terms were amended in Release No.
35-25483 to remove NEES Energy, Incorporated from participation in the money pool, to allow New England Hydro-Transmission Electric Company and New England
Hydro-Transmission Corporation to borrow from the money pool, to allow New
England Hydro Finance Company, Incorporated and Narragansett Energy Resources
Company to invest in the money pool and to divide the borrowing members of the money pool into Group I and Group II, consisting of wholly owned subsidiaries and non-wholly owned subsidiaries, respectively, with different borrowing priorities. In 1995, the terms were amended in Release No. 35-26439 to allow
Nantucket Electric Company to invest in and borrow from the money pool.

  Short-term borrowing needs of subsidiaries are met first with available funds of other subsidiaries. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies who invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

  New England Power Service Company was designated to administer the pool as agent for the member companies.  The Company has classified pool transactions of the member companies on a net basis in the current and prior year balance sheets.
[/CAPTION]
  At December 31, 1998 the detail of this pool was as follows (in thousands):
Investments in the Pool:
 New England Hydro-Trans. Electric Co., Inc.      $  2,775
 New England Power Company                         177,125
 New England Energy Incorporated                       625
 Granite State Electric Company                      2,900
 New England Power Service Company                   2,675    $186,100
                                                  --------    ========
Borrowings from the Pool:
 Nantucket Electric Company                       $  3,150
 Massachusetts Electric Company                     80,725
 New England Hydro-Transmission Corp.                1,500
 The Narragansett Electric Company                  26,675
 New England Electric Transmission Corp.             3,425
                                                  --------
                                                  $115,475
Investments outside the Pool                        70,625    $186,100
                                                  --------    ========
Note B
   The 1998 Postemployment Benefits liability of $4,611,000 is held in account
253.
Note C
   The 1998 Postretirement Benefits liability of $24,261,000 is held in account
253.
Note D
   Account 253 includes $15,314,000 for accrued pension costs.

Page 20

         ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                For the Year Ended December 31, 1998
       (In Millions, Rounded to Hundred Thousands of Dollars)

                            SCHEDULE XV
                        STATEMENT OF INCOME

ACCOUNT            DESCRIPTION                    CURRENT     PRIOR
                                                   YEAR         YEAR
     INCOME

457  Services rendered to associate companies          $209.4      $204.2
458  Services rendered to nonassociate companies           .7         1.9
421  Miscellaneous income or loss
                                                       ------      ------
               TOTAL INCOME                            $210.1       206.1
                                                       ------      ------

     EXPENSE

920  Salaries and wages                                  90.5        89.9
921  Office supplies and expenses                        40.3        39.6
922  Administrative expense transferred - credit
923  Outside services employed                           26.8        19.8
924  Property insurance                                    .1          .1
925  Injuries and damages                                 1.5         2.2
926  Employee pensions and benefits                      23.4        26.1
928  Regulatory commission expense                         .1          .1
930.1          General advertising expenses
930.2          Miscellaneous general expenses              .6          .6
931  Rents                                               15.8        17.1
932  Maintenance of structures and equipment              1.8         1.9
403  Depreciation and amortization expense
408  Taxes other than income taxes                        7.0         7.2
409  Income taxes                                         4.7         4.1
410  Provision for deferred income taxes
411  Provision for deferred income taxes - credit        (4.9)       (4.8)
411.5          Investment tax credit
419  Interest income from associate companies             (.2)        (.4)
426.1          Donations                                               .3             .3
426.5          Other deductions
427  Interest on long-term debt
430  Interest on debt to associate companies               .1
431  Other interest expense                                .4          .5
                                                       ------      ------
               TOTAL EXPENSE                            208.3       204.3
                                                       ------      ------
               NET INCOME OR (LOSS)                    $  1.8      $  1.8
                                                       ======     =======

Page 21

         ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                For the Year Ended December 31, 1998
       (In Millions, Rounded to Hundred Thousands of Dollars)

                        ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES
                            ACCOUNT 457

                                   DIRECT   INDIRECT         COMPENSATION           TOTAL
                                    COSTS   COSTS    FOR USE    AMOUNT
NAME OF ASSOCIATE COMPANY         CHARGED  CHARGED  OF CAPITAL                      BILLED
                                    457-1   457-2     457-3

New England Electric System             $  2.0             $  .4                       $  2.4
Nantucket Electric Company                 1.2                .2                          1.4
Massachusetts Electric Company            78.1               9.9          $ .6           88.6
New England Hydro-Transmission
                                    Electric Co., Inc.                2.7                  .6             .1            3.4
New England Hydro-Transmission Corp.                 .7                .1                                 .8
New England Power Company                 57.4              16.5            .8           74.7
New England Electric Transmission
                                    Corp.            .7                .1                                 .8
Granite State Electric Company             3.4                .5                          3.9
The Narragansett Electric Company         25.0               2.8            .2           28.0
New England Energy Incorporated             .1                                             .1
NEES Global, Inc.                          1.6                .3                          1.9
NEES Communications, Inc.                  1.5                .4                          1.9
Granite State Energy, Inc
NEES Energy, Inc.                           .3                .1                           .4
AllEnergy Marketing Company, L.L.C.         .9                .2                          1.1
                                                 ------             -----                ----         ------
                                    TOTAL        $175.6             $32.1           $1.7              $209.4
                                                 ======             =====           ====              ======

Page 22

                       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                              For the Year Ended December 31, 1998
                     (In Millions, Rounded to Hundred Thousands of Dollars)

                                      ANALYSIS OF BILLING
                                     NONASSOCIATE COMPANIES
                                          ACCOUNT 458
                                      DIRECT    INDIRECT COMPENSATION         EXCESS      TOTAL
                                      COST      COST     FOR USE      TOTAL   OR          AMOUNT
NAME OF NONASSOCIATE COMPANY          CHARGED   CHARGED  OF CAPITAL   COST    DEFICIENCY  BILLED
                                      458-1     458-2    458-3                458-4
1)   REMVEC Billings                          $.4        -          -         $.4        -         $.4
2)   TeleCorp Communications, Inc.             .1        -          -          .1       .1          .2
3)   Other                                     .1        -          -          .1                   .1

                                            -----     ----        ---       -----      ---       -----
            TOTAL                             $.6        -          -         $.6      $.1         $.7
                                            =====     ====        ===       =====      ===       =====


INSTRUCTION:  Provide a brief description of the services rendered to each nonassociated company:
1)  Centralized Eastern N.E. Dispatching System
2)  Relocate microwave equipment
3)  Billing related to use of NEES Training Center, Dielectric Testing of Rubber Goods, Massachusetts Pilot Program
       Billing Services and other miscellaneous services.

Page 23

                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
                                   For the Year Ended December 31, 1998
                          (In Millions, Rounded to Hundred Thousands of Dollars)
                                               SCHEDULE XVI
                   ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES
                                ASSOCIATE COMPANY CHARGESNONASSOCIATE COMPANY CHARGESTOTAL CHARGES FOR SERVICE
                                ------------------------------------------------------------------------------
                                DIRECT  INDIRECT           DIRECT  INDIRECT         DIRECTINDIRECT
                                 COST      COST    TOTAL   COST      COST   TOTAL    COST    COST    TOTAL
920  Salaries and Wages            $80.6    $9.9    $90.5                            $80.6    $9.9   $90.5
921  Office Supplies and Expenses   29.6    10.1     39.7     $.6             $.6     30.2    10.1    40.3
922  Administrative Expense
       Transferred-Credit
923  Outside Services Employed      25.2     1.6     26.8                             25.2     1.6    26.8
924  Property Insurance                       .1       .1                                       .1      .1
925  Injuries and Damages            1.3      .2      1.5                              1.3      .2     1.5
926  Employee Pensions and Benefits 20.8     2.6     23.4                             20.8     2.6    23.4
928  Regulatory Commission Expense    .1               .1                               .1              .1
930.1  General Advertising Expenses
930.2  Miscellaneous General Expenses         .6               .6                               .6           .6
931  Rents                           9.4     6.4     15.8                              9.4     6.4    15.8
932  Maintenance of Structures and
       Equipment                             1.8      1.8                                      1.8     1.8
403  Depreciation and Amortization
       Expense
408  Taxes Other Than Income Taxes   6.3      .7      7.0                              6.3      .7     7.0
409  Income Taxes                            4.4      4.4             $.3      .3              4.7     4.7
410  Provision for Deferred Income
      Taxes
411  Provision for Deferred Income
       Taxes-Credit                         (4.6)    (4.6)            (.3)    (.3)            (4.9)   (4.9)
411.5  Investment Tax Credit
419  Interest Income from Associate
       Companies                             (.2)     (.2)                                     (.2)    (.2)
426.1  Donations                              .3       .3                                       .3      .3
426.5  Other Deductions
427  Interest on Long-Term Debt
431  Other Interest Expense          1.7    (1.3)      .4                              1.7    (1.3)     .4
                                -------- ------- --------  ------     ---  ------ -------- ---------------
       TOTAL EXPENSES             $175.6   $32.0   $207.6     $.6      $0     $.6   $176.2   $32.0  $208.2
                                ======== ======= ========  ======     ===  ====== ======== ===============
     Compensation for use of
       Equity Capital                                 1.7                      .1                      1.8
                                                  -------                  ------                  -------
430  Interest on Debt to
       Associate Companies                             .1                       -                       .1
                                                 --------                  ------                 --------
       TOTAL COST OF SERVICE                       $209.4                     $.7                   $210.1
                                                 ========                  ======                 ========
     INSTRUCTION:     Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

Page 24

                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                                   For the Year Ended December 31, 1998
                          (In Millions, Rounded to Hundred Thousands of Dollars)

                                               SCHEDULE XVII
                    SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                                               TOTAL
     DESCRIPTION OF ITEMS                      AMOUNT OVERHEAD   01       02      03      04
                                               ------ -------- ------   ------  ------  ------
920  Salaries and wages                         90.5              3.4     .3      2.9       7.9
921  Office supplies and expenses               40.3               .2             2.9       1.6
922  Administrative expense transferred - credit
923  Outside services employed                  26.8               .4              .4        .5
924  Property insurance                           .1
925  Injuries and damages                        1.5
926  Employee pensions and benefits             23.4                                         .1
928  Regulatory commission expense                .1
930.1          General advertising expenses
930.2          Miscellaneous general expense      .6
931  Rents                                      15.8                               .4        .9
932  Maintenance of structures and equipment     1.8
403  Depreciation and amortization expense
408  Taxes other than income taxes               7.0
409  Income taxes                                4.7     4.7
410  Provision for deferred income taxes
411  Provision for deferred income taxes - credit       (4.9)    (4.9)
411.5          Investment tax credit
419  Interest income from associate companies    (.2)
426.1          Donations                                  .3
426.5          Other deductions
427  Interest on long-term debt
430  Interest on debt to associate companies      .1
431  Other interest expense                       .4
                                              ------    ----     ----   ----     ----     -----
               TOTAL EXPENSES                 $208.3    $(.2)    $4.0    $.3     $6.6     $11.0
                                              ======    ====     ====   ====     ====     =====


INSTRUCTION:     Indicate each department or service function.  (see Instruction 01-3 General Structure of Accounting
                 System: Uniform System of Accounts)


                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                                   For the Year Ended December 31, 1998
                          (In Millions, Rounded to Hundred Thousands of Dollars)

                                         SCHEDULE XVII - CONTINUED

ACCOUNT
NUMBER     05        06       07      08       09        10       11      12       13        14       15
-------  -------   -------  ------- -------  -------   -------  ------- -------  -------   -------  -------
920          2.6      1.8      4.7     11.3      3.1       .9       .6     26.5      2.2       .6     5.0
921           .1       .1      2.3     18.4      1.9       .1       .1      2.8       .6               .9
922
923                             .9     20.7       .7       .2       .1       .1
924                                                                                                    .1
925                            1.3                                                    .2
926                    .3     21.8       .1       .1                .2
928
930.1
930.2                                                                                 .3
931                            2.1      7.2       .3                         .7
932                            1.7
403
408                                                                                                   7.0
409
410
411
411.5
419                                                                                                   (.2)
426.1                           .2                                                                     .1
426.5
427
430                                                                                                    .1
431                           (1.5)                                                                   1.9
            ----     ----    -----    -----     ----     ----     ----    -----     ----      ---   -----
            $2.7     $2.2    $33.5    $57.7     $6.1     $1.2     $1.0    $30.1     $3.3      $.6   $14.9
            ====     ====    =====    =====     ====     ====     ====    =====     ====      ===   =====

Page 26

                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
                                   For the Year Ended December 31, 1998
                          (In Millions, Rounded to Hundred Thousands of Dollars)

                                         SCHEDULE XVII - CONTINUED
ACCOUNT
 NUMBER     16      17       18        19       20
-------  -------   -------  ------- -------  -------   -------  ------- -------  -------  ------
920           .7     10.0      4.0       .7      1.3
921           .1      6.2       .8      1.0       .2
922
923                   1.9       .7       .2
924
925
926                    .2       .4       .2
928                             .1
930.1
930.2                           .1       .2
931                   4.2
932                    .1
403
408
409
410
411
411.5
426.1
426.5
427
430
431
             ---    -----     ----     ----     ----     ----     ----     ----     ----     ----
             $.8    $22.6     $6.1     $2.3     $1.5
             ===    =====     ====     ====     ====     ====     ====     ====     ====     ====

Page 27

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
      (In Millions, Rounded to Hundred Thousands of Dollars)

                DEPARTMENTAL ANALYSIS OF SALARIES
                           ACCOUNT 920


                                     DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                   INCLUDED IN AMOUNTS BILLED TO           NUMBER
                                     -------------------------------        PERSONNEL
Indicate each dept. or      TOTAL          PARENT   OTHER      NON           END OF
service function           AMOUNT        COMPANY  ASSOCIATES               ASSOCIATES         YEAR
01 Management                   $ 3.4            $  .4             $ 3.0            $ -             13
02 Research &
    Development                    .3                -                .3              -              0
03 Customer Service               2.9                -               2.9              -             47
04 Engineering                    7.9                -               7.9              -             82
05 Supply Chain
    Management                    2.6                -               2.6              -             43
06 Transmission                   1.8                -               1.8              -             24
07 Human Resources                4.7               .3               4.4              -             43
08 Information Services          11.3                -              11.3              -            162
09 Demand Side Management         3.1                -               3.1                            37
10 Rates                           .9                -                .9              -             10
11 Environmental                   .6                -                .6              -              7
12 Construction                  26.5                -              26.5              -            296
13 Treasury/Financial             2.2               .1               2.1              -             22
14 Financial Forecasting           .6                -                .6              -              6
15 Corporate Accounting           5.0                -               5.0              -             67
16 Internal Audit                  .7                -                .7              -             10
17 Retail Operations             10.0                -               9.9             .1            159
18 Corporate Legal                4.0               .3               3.7              -             32
19 Corporate
    Communications                 .7                -                .7              -             10
20 New Business
    Development                   1.3                -               1.3              -             14
                               ------           ------            ------         ------         ------
    TOTAL                       $90.5             $1.1             $89.3            $.1          1,084
                               ======           ======            ======         ======         ======

Page 28

            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                   For the Year Ended December 31, 1998
                              (In Thousands)

                         OUTSIDE SERVICES EMPLOYED
                                ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee
                and included within one subaccount is less than $100,000,
                only the aggregate number and amount of all such payments
                included within the subaccount need be shown.  Provide a
                subtotal for each type of service.
                                                 RELATIONSHIP
                                                "A"- ASSOCIATE
FROM WHOM PURCHASED         TYPE OF SERVICE"NA"- NON ASSOCIATE AMOUNT

LEGAL SERVICES

    Hale & Dorr             Legal Services          NA             $334

    Twenty-Three Vendors                            NA              420
    (Each Under $100,000)                                          ----

                            TOTAL LEGAL SERVICES                    754
                                                                   ----
ENGINEERING SERVICES

    Bluestone Energy
      Services, Inc.        Engineering Services    NA              184

    Parsons Main, Inc.      Engineering Services    NA              164

    Haley & Aldrich         Environmental Engineering
                             Services               NA              130

    Triad Engineering Corp. Engineering Services    NA              137

    Seven Vendors                                   NA               90
      (Each Under $100,000)                                        ----

                            TOTAL ENGINEERING SERVICESS                  705
                                                                   ----

MANAGEMENT CONSULTING SERVICES

    Higher Ground Associates                        Management Consultants  NA     282

    Six Vendors                                     NA               33
      (Each Under $100,000)                                       -----

                            TOTAL MANAGEMENT CONSULTING SERVICES    315
                                                                  -----
OTHER SERVICES
    ALI Technologies        Information Systems
                             Professional Services  NA              153

Page 29

            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                   For the Year Ended December 31, 1998
                              (In Thousands)

                   OUTSIDE SERVICES EMPLOYED - CONTINUED
                                ACCOUNT 923
                                                  RELATIONSHIP
                                                 "A"- ASSOCIATE
FROM WHOM PURCHASED         TYPE OF SERVICE "NA"- NON ASSOCIATE   AMOUNT

    Alpine Computer         Information Systems
  Systems, Inc.           Professional Services   NA             $233

 American Consulting Group                        Information Systems
                          Professional Services   NA              166

 America's Registry, Inc.                         Information Systems
                          Professional Services   NA              277

    Applied Marketing Science Demand Side Management
                          Consulting              NA             174

 Carty Mailloux Consulting                        Information Systems
                          Professional Services   NA             131

 Command Systems         Information Systems
                          Professional Services   NA             174

 Computer Associates     Information Systems
                          Professional Services   NA             785

 Digital Equipment Corp. Information Systems
                          Professional Services   NA             128

 EDP Contract Services   Information Systems
                          Professional Services   NA             148

 Eliassen Group, Inc.    Information Systems
                          Professional Services   NA             129

 Employee Communications Human Resources Management
   Services               Services                NA             141

 HEC, Inc.                                        Demand Side Management
                          Consulting               NA            111

 IBM                     Information Systems
                          Professional Services   NA           6,239

 Keane, Inc.             Information Systems
                          Professional Services   NA           9,069

 Kewill Logistics, Inc.  Information Systems
                          Professional Services   NA             238

 Lighthouse Computer     Information Systems
   Services                                        Professional Services NA     100

 Maxima Consulting, Inc. Information Systems
                          Professional Services   NA             194

 Meta Group, Inc.        Information Systems
                          Professional Services   NA             184

Page 30

            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                   For the Year Ended December 31, 1998
                              (In Thousands)

                   OUTSIDE SERVICES EMPLOYED - CONTINUED
                                ACCOUNT 923
                                                  RELATIONSHIP
                                                 "A"- ASSOCIATE
FROM WHOM PURCHASED         TYPE OF SERVICE "NA"- NON ASSOCIATE   AMOUNT


    MODIS                   Information Systems
                             Professional Services NA               $305

    New Boston Systems      Information Systems
                             Professional Services NA                741

    Palmer Associates       Information Systems
                             Professional Services NA                327

    Regional Economic       Professional Services  NA                236
     Research, Inc.

    Reliance Systems        Information Systems
                             Professional Services NA                685

    Sullivan & Cogliano     Information Systems
                             Professional Services NA                128

    System 2000             Information Systems
                             Professional Services NA                141

    Towers, Perrin          Human Resources
     Forster & Crosby        Management Services   NA                227

    Waterfield Technology   Information Systems
     Group                   Professional Services NA              1,369

    Fifty-Eight vendors     Miscellaneous Services NA              2,059
    (each under $100,000)
                                                                  ------
                            TOTAL OTHER SERVICES                  24,992
                                                                  ------
                                 GRAND TOTAL                        26,766
                                                                    ======

Page 31

            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                   For the Year Ended December 31, 1998
                              (In Thousands)

                      EMPLOYEE PENSIONS AND BENEFITS
                                ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


                DESCRIPTION                                 AMOUNT
                Pensions                                    $7,902
                Postretirement Benefits Other than Pensions  6,203
                Postemployment Benefits                       (220)
                Group Insurance Premiums                     1,062
                Executive Life Insurance                    (1,430)
                Medical Insurance Premiums                   4,981
                Employee Publications                           87
                Employee Health Program                        453
                Employee Educational Aid                       365
                Employee Thrift Plan                         2,402
                Employee Occupational Health Service           149
                Employee Awards                                356
                Employee Benefits Administration               469
                Employee Termination Costs                     684
                Miscellaneous (Each Under $25,000)             (27)
                                                           -------
                         TOTAL                             $23,436
                                                           =======


        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
                          (In Thousands)

                   GENERAL ADVERTISING EXPENSES
                          ACCOUNT 930.1



INSTRUCTIONS: Provide a listing of the amount included in Account
                930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


           DESCRIPTION       NAME OF PAYEE                 AMOUNT

                                                            None
                                                            ----
                    TOTAL                                   None
                                                            ====

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
                          (In Thousands)

                  MISCELLANEOUS GENERAL EXPENSES
                          ACCOUNT 930.2



INSTRUCTIONS: Provide a listing of the amount included in Account
           930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.
           Section 441 (b) (2)) shall be separately classified.


           DESCRIPTION                                    AMOUNT

           Annual Report Costs                                  $205
           Annual Meeting Costs                                  270
           Membership Dues - Company                        145
                                                           ----
                    TOTAL                                  $620
                                                           ====

Page 34
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
      (In Millions, Rounded to Hundred Thousands of Dollars)

                              RENTS
                           ACCOUNT 931



INSTRUCTIONS: Provide a listing of the amount included in Account
           931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

            TYPE OF PROPERTY                             AMOUNT

            Building Rents                                     $ 4.5

            Microwave and Telemetering Equipment                 1.5

            Computer Hardware and Software                       2.4

            Transportation Equipment                             1.3

            Capital Lease - Computer Information Systems         4.3

            Office and Other Equipment                           1.8
                                                               -----
                         TOTAL                                 $15.8
                                                               =====

Page 35

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
      (In Millions, Rounded to Hundred Thousands of Dollars)

                  TAXES OTHER THAN INCOME TAXES
                           ACCOUNT 408



INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
           Income Taxes".  Separate the analysis into two groups:
           (1) other than U.S. Government taxes, and (2) U.S.
           Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

            KIND OF TAX                                        AMOUNT
            1) OTHER THAN U.S. GOVERNMENT TAXES
                State Unemployment                                   $.7
                                                                  ------
                         SUBTOTAL                                     .7
                                                                  ------
            2) U.S. GOVERNMENT TAXES
                Federal Unemployment                                  .1
                Federal Insurance Contribution Act - Company         6.2
                                                                  ------
                         SUBTOTAL                                    6.3
                                                                  ------
                         TOTAL                                      $7.0
                                                                  ======

Page 36

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
      (In Millions, Rounded to Hundred Thousands of Dollars)

                            DONATIONS
                          ACCOUNT 426.1



INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT        PURPOSE OF DONATION               AMOUNT
United Way               Matching Gifts Program                  $ 96

Dana-Farber Cancer Institute                               Matching Gifts Program           11

Bishop's Fund            Matching Gifts Program                     8

W.G.B.H.                 Matching Gifts Program                     8

American Heart Assoc. Mass                                 Matching Gifts Program            6

St. John's Seminary      Matching Gifts Program                     6

American Cancer Society  Matching Gifts Program                     5

Town of Westborough      Matching Gifts Program                     5

Belmont Hill School      Matching Gifts Program                     4

Crohn's & Colitis
 Foundation              Matching Gifts Program                     4

Massachusetts Institute
 of Technology           Matching Gifts Program                     4

My One Wish, Inc.        Matching Gifts Program                     4

Nichols College          Matching Gifts Program                     4

West Point Fund          Matching Gifts Program                     4

Worcester Polytechnic
 Institute               Matching Gifts Program                     4

Harpsichord Unlimited    Matching Gifts Program                     3

Susan G. Komen Breast Cancer
 Foundation              Matching Gifts Program                     3

Miscellaneous (520 Items)                                  Matching Gifts Program for
 (Each Vendor Under $3,000)                                educational institutions and
                         other charitable organizations           118
                                                                -----
                         TOTAL                                   $297
                                                                =====

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
      (In Millions, Rounded to Hundred Thousands of Dollars)

                         OTHER DEDUCTIONS
                          ACCOUNT 426.5



INSTRUCTIONS:  Provide a listing of the amount included in Account
           426.5, "Other Deductions", classifying such expenses according to their nature.


            DESCRIPTION               NAME OF PAYEE         AMOUNT

                                                                 None
                                                                 ----
                    TOTAL                                        None
                                                                 ====

Page 38
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998

                          SCHEDULE XVIII
                   NOTES TO STATEMENT OF INCOME



INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


                    No Significant Notes

Page 39

                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
                                            ORGANIZATION CHART

                                   For the Year Ended December 31, 1998
                                              Chairman NEES
                                                   (01)
                                                   !
                                                   !
                                       President & Chief Executive
                                                             Officer NEES
                                                   (01)
                                                   !
                                                   !
-----------------------------------------------------------------------------------------------------------------------
     !                 !               !                   !                  !            !
     President &       Vice President  Sr.Vice President   Sr.Vice President  Treasurer    President
     CEO of            NEES            NEES                NEES               NEES         NEPCo
     Distribution      !               !                   !                  !            !
     Subsidiaries      !               !                   !                  !            !
     (01)              (01)            (01)                (01)               (01)         (01)
     !                 !               !                   !                  !            !
     !                 !               !                   !                  !            !
     Customer Service  Supply Chain    Environmental       Rates              New Business Transmission
     (03)                Management    (11)                (10)                 Development     (06)
     !                 (05)            !                   !                  (20)
     !                 !               !                   !
     Engineering       Human Resources Corporate Legal     Treasury/Financial
     (04)              (07)            (18)                (13)
     !                 !               !                   !
     !                 !               !                   !
     Demand Side       Information     Corporate           Financial Forecasting
       Management        Services        Communications    (14)
     (09)              (08)            (19)                !
     !                                                     !
     Environmental                                         Corporate Accounting
     (11)                                                  (15)
     !                                                     !
     Construction                                          Internal Audit
     (12)                                                  (16)
     !
     Retail Operations
     (17)



The numbers that appear with Department are a cross reference to Page 27.
Note - Function 02 Research and Development ceased to exist as of October 1998.

Page 40
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998

                      METHODS OF ALLOCATION



     Inventory, less fuel

     Microwave air line circuit miles

     Number of employees

     Number of customers

     Number of meters in service

     Transmission and distribution operation and maintenance expenses, excluding transmission of electricity by others, customers accounts, customer service and information, and sales expenses.

     Number of purchase orders

     Archive space occupied

     Budgeted transmission/distribution
     operation and maintenance expenditures

     Budgeted transmission/distribution
     capital expenditures

     Number of aerial devices

     Average of number of purchase orders issued, number of checks processed and inventory balances

     Total billings to associated companies for services rendered (excluding convenience payments)

     Materials and supplies issues

Page 41

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1998
     (In Millions, Rounded to Hundred Thousands of Dollars)

    ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

  As authorized by Commission's File No. 70-6353 and amendment No. 11 dated
August 18, 1995, New England Power Service Company included in its service charge to customers for the year 1998 the amount of $1.8 million dollars.  The following is a schedule indicating a breakdown of this billing:
                              Associated   Non-Associated
                               Companies      Companies       Total
                             ------------  ----------------           ---------
Total Compensation                     $1.8              -           $1.8

Excess of Revenues Billed
  Over Costs Incurred to
  Non-Associated Companies              (.1)            .1              -
                                                      ----            ---           ----
Compensation for Use of
  Equity Capital Billed                $1.7            $.1           $1.8
                                                      ====            ===           ====


  The Company is authorized by this order and amendment thereto to use a rate of return on Common Equity of New England Power Company as authorized in FERC proceedings. The calculation of the authorized amount is as follows:

  Common Equity:

     Capital Contributions from NEES                                               $16.4
     Common Shares
                                                                    -----
                                                                                                  $16.4
                                                                    -----

      Amount of Equity return
      January - December @ 11.25%                                    $1.8
                                                                    =====

Page 42
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
               For the Year Ended December 31, 1998

                         SIGNATURE CLAUSE



     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                New England Power Service Company
                ---------------------------------
                   (Name of Reporting Company)




                               By: s/H.W. McDowell
                                   -------------------------------
                                   (Signature of Signing Officer)




                    H. W. McDowell, Controller
           -------------------------------------------
           (Printed Name and Title of Signing Officer)